Strictly private & confidential

Project Figaro

Discussion materials

3 December 2004

Deutsche Bank Securities Inc., a subsidiary of Deutsche Bank AG, conducts investment banking and securities activities in the United States.

Contents

Section
1	Genencor share price analysis	1
2	Market perception of Genencor's situation	4

Genencor share price analysis	Section 1

Section 1

Genencor share price analysis

1

Genencor share price analysis	Section 1

Genencor historical share price

An offer price of US$17 per share would represent a premium in the range of 13.2% - 64.2% based on an average trading price in different time periods

	Current Share price: $16.18
	Average	Premium at $17
2004 YTD (12/2/04)	15.02	13.2%
12 months to 3/3/03	10.35	64.2%
March 2003 - present	14.75	15.2%
Current	16.18	5.1%

2

Genencor share price analysis	Section 1

Genencor historical share price comparison

Applying growth rates from March 2003 to present for comparative companies and indices to Genencor's March 3, 2003 share price result in "normalised" share price levels of US$11.85 – $16.27

US Specialty Chemicals Index composed of DuPont, Rohm & Haas, Praxair, Air Products, PPG Industries, and FMC Corp.

	Growth rate March 2003 – present	Implied current GCOR share price
GCOR	80.4%	$16.18
MAXY	49.6%	$13.42
DVSA	32.7%	$11.91
Novozymes	81.4%	$16.27
NASDAQ Biotechnology Index	56.5%	$14.04
US Specialty Chemicals Index	72.1%	$15.44

3

Market perception of Genencor's situation	Section 2

Section 2

Market perception of Genencor's situation

4

Market perception of Genencor's situation	Section 2

Market perception – Danisco's investment in Genencor

Danisco's statements	Analyst comments
"Since Genencor's IPO in 2000, we have treated our stake in the company as a financial asset, which can be reduced or increased at an appropriate point in time. Considerations as to Danisco's holding of Genencor shares are made on an ongoing basis..."	"We believe that both Danisco and Eastman Chemical will continually examine all routes to value creation for Genencor over a longer period of time...Danisco has suggested that it will divest its share in Genencor stock as a related "tax issue" lapses....We note that Danisco traditionally has not implemented a policy of hedging its holdings in foreign subsidiaries or in investments that it has no intention of selling. However, Danisco has covered its position in Genencor...."
Announcement of results for 2003/04 (17 June 2004)

JP Morgan October 2003 – August 2004
"...the situation for our shareholding in Genencor...it is a financial asset...being a shareholder, which obviously implies that one day, we may not be the shareholder and you know, our tax position runs out after the 1 April but there is not much going to happen on the 1st of April ..."	"We continue to believe that Danisco will sell their 42% Genencor stake sooner rather than later."
Deutsche Bank (6 June 2004)
Q3 2003 Danisco earnings conference call (18 March 2004)	"Post April 2004, we believe Danisco is likely to divest its 43% stake in Genencor. In our view, the divestment should trigger share price appreciation We do not expect the transaction in itself to realise a significant profit. However, sale of the stake will cut Danisco's exposure to Genencor's volatility and should further highlight the undervaluation of the ingredients business"
Citigroup (1 March 2004)
"Danisco has not made any decision to put the shareholding (of Genencor) up for sale. As stated at the company's AGM on 28 August 2003, we do not find it to be expedient to own around 40 per cent of Genencor in the long term when another investor owns a corresponding amount of shares."
"We do expect Danisco to sell the Genencor stake after 1 April. There seems little point in holding on to Genencor, and we believe that Genencor might also be better off on its own given that it seems to have lost momentum recently, as illustrated by the loss of enzyme market share in 2003."
Carnegie (29 March 2004)
"...a likely disposal of the Genencor stake in due course.."
Stock exchange announcement (11 September 2003)	Danske (18 June 2004)

5

Market perception of Genencor's situation	Section 2

Market perception – Eastman's investment in Genencor

Eastman's statements	Analysts comments
When asked: "Do you still view Genencor as non-strategic?" Brian Ferguson: "Absolutely."	"Efforts to divest the 41% stake in GCOR are ongoing and developments appear imminent."
JP Morgan (3 September 2004)
Brian Ferguson (CEO) Q2 2004 Eastman earnings conference call (30 July 2004)
"...we expect announcement by year end." "Our guess is that Eastman and other significant holder (Danisco) are working together to divest their stakes, which could be complicating any divestiture."
"...we view our stake in Genencor as a financial asset. We have reached conclusions about the options we want to pursue there and we're pursuing those now."	Citigroup (3 September 2004)
"We agree with Eastman management's view that the Genencor stake should be monetized rather than increased."
Brian Ferguson (CEO) Q1 2004 Eastman earnings conference call (30 April 2004)	Morgan Stanley (2 September 2004)
"We believe Mr Ferguson also hopes to divest its 42% stake in Genencor as part of the restructuring program."
JP Morgan (2 June 2004)
"EMN may be trying to sell its 42% stake in Genencor..."
Lehman Brothers (19 December 2003)

6